UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 11, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 September 2022	Status:	New Submission

To: Hong Kong Exchanges and Clearing Limited

Name of Issuer:	China Eastern Airlines Corporation Limited

Date Submitted:	07 October 2022

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes

Stock code	00670	Description	China Eastern Airlines Corporation Limited H Shares

	Number of authorised/registered shares	Par value		Authorised/registered share capital

Balance at close of preceding month	5,176,777,777	RMB	1	RMB	5,176,777,777

Increase / decrease (-)				RMB

Balance at close of the month	5,176,777,777	RMB	1	RMB	5,176,777,777

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No

Stock code	600115	Description	China Eastern Airlines Corporation Limited A Shares

	Number of authorised/registered shares	Par value		Authorised/registered share capital

Balance at close of preceding month	13,697,662,301	RMB	1	RMB	13,697,662,301

Increase / decrease (-)				RMB

Balance at close of the month	13,697,662,301	RMB	1	RMB	13,697,662,301

Total authorised/registered share capital at the end of the month: RMB                            18,874,440,078

II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes

Stock code	00670	Description	China Eastern Airlines Corporation Limited H Shares

Balance at close of preceding month	5,176,777,777
Increase / decrease (-)
Balance at close of the month	5,176,777,777

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No

Stock code	600115	Description	China Eastern Airlines Corporation Limited A Shares

Balance at close of preceding month	13,697,662,301
Increase / decrease (-)
Balance at close of the month	13,697,662,301

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer) Not applicable

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E). Other Movements in Issued Share Not applicable

IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Wang Jian
Title:	Company Secretary
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.

Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”

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